INVEST IN **UJAMA INC.**

Soko is the Farmers' Market App, spreading the goodness of farmers' markets to the world.


We're the farmers'
market app

sokoapp.co Cupertino CA

Food | Technology | Retail | App | B2C

LEAD INVESTOR

Barry Lawson Williams

I invested in Ujama because of the backgrounds of the founders and their identification of a significant market need. I have known Hugh Molotsi on a professional basis for over 10 years. The founders have extensive experience in coding, innovation, and product development. Hugh led innovation at Intuit. They also have previous experience with start ups and new product launches. The product/ service has undergone some market testing and has received attractive customer feedback. The founders are also experienced in and focused on gathering and building upon information regarding the customer experience. The product is readily scaleable in many geographical markets. The underlying coding has been under development for several years and provides a significant competitive advantage.

Invested $5,000 this round & $25,000 previously

Highlights

1. Farmers' markets are popular and growing (grew by 63% from 1994 to 2000)
2. The 8,600 farmers' markets in the US make $1.5B annual revenue and host 150K vendors.

2. The 8,600 farmers' markets in the US make $1.5B annual revenue and host 150K vendors.

3. Farmers' markets largely operate without the benefit of modern eCommerce and CRM tools.
4. Soko helps farmers' markets and the people that sell there thrive and grow.

Our Team



Hugh Molotsi Founder and CEO

Former VP of Innovation and Engineering Fellow at Intuit. He helped launch Intuit's $1B+ payments business and several other small business products and services.

Hugh spent most of his career developing solutions for small businesses and is passionate about helping them thrive and grow. The success of many e-commerce ventures usually comes at the expense of the little guy. With Soko, we aim to buck that trend by empowering local farmers and producers with technology that will fuel their success.



Padmaja Tarra Head of Product

Passionate product person always looking at easy, intuitive and elegant tools to solve consumer problems.



Ken Toren Head of Business Development

Ken Toren has held a variety of executive roles as CEO, co-founder, Board Member, advisor and investor in companies/organizations ranging from enterprise and consumer technology to mobile apps, healthcare, and major non-profits.



Heather Anderson Head of Marketing

I'm a marketing expert who specializes in brand strategy, strategic partnerships, user acquisition and user experience for consumer-facing brands and technology.

Pitch


soko
We are modernizing farmers markets
11:44
Soko
Cupertino Farmers Market
Sunday from 9:00 am to 1:00 pm

Soko **is available today** and is helping bring farmers markets into the 21st century.

Download the free app today.


What's not to love about
farmers markets?

What's not to love about farmers markets? **They bring us locally-sourced fresh**

and healthy food. They are also small business incubators and happy gathering places for the community.



CONSUMER TRENDS SUPPORT THE GROWTH OF FARMERS MARKETS...
38%
of shoppers want to support their community and local creators
$1.5B
FARMERS MARKET TOTAL REVENUE
93%
of consumers want to eat healthy at least some of the time
63%
Growth in number of farmers markets from

Farmers markets are seeing a steady increase in popularity as they expand into more urban centers, connecting city dwellers with the fresh, farm-raised products. These markets have created a $1.5 Billion industry as the demand for healthier food options rises.



. . . but farmers markets have been slow to adopt technology
Cash is still preferred but is inconvenient for customers
SNAP transactions are cumbersome and inconvenient
Vendors can't communicate with customers outside the market
Most markets do not provide online ordering options

However, farmers markets largely operate the way they have for decades and haven't taken advantage of new advancements in technology that could improve the experience of sellers and shoppers.

Farmers markets currently fail to keep up with the modern world: oftentimes sellers only accept cash, limiting their consumers to whatever they currently have in their wallets. The sellers also fail to expand on their customer relationships outside of the market, and have not breached the E-commerce space.

Processing SNAP (Supplemental Nutrition Assistance Program) payments are particularly onerous where customers on food assistance must line up at the market manager table to swipe their SNAP card and obtain physical tokens to use at the market.





Soko


Discover farmers markets near you
Follow your favorite vendors and find out what they are bringing to market
Save time, skip the lines, and don't miss out on your favorite items with pre-orders and delivery
Never worry about running out of cash by using Payments by Soko including painless SNAP transactions
Cupertino Farmers Market
© 2022 Ujama Inc. All Rights Reserved. CONFIDENTIAL.
5

Soko is changing all of that! With Soko, you can discover local markets, keep up to date with your favorite vendors to see where they'll be and what they're bringing, pre-order items so you never miss out on a seller's specialty, and even pay by card!

Soko is also making SNAP payments dramatically easier. Watch this video to learn how.


Payments by Soko
Today's payment pains:
– Cash is inconvenient for customers
– Credit card fees are too expensive
– SNAP (EBT) transactions are cumbersome and inefficient
Instant Charge
Done
$15.00
Our solution:
+ Frictionless payments using QR codes
+ No dongles to carry around
+ No payment fees (customers are charged a convenience fee)
+ Integrated SNAP payments with no physical tokens
+ Customers are automatically added to follower list
© 2022 Ujama Inc. All Rights Reserved. CONFIDENTIAL.
6
Soko

Soko provides an easy, no-contact payment solution that eliminates credit card fees for the sellers.

SNAP payments are seamlessly integrated. **Customers no longer need to line up for tokens!**


Effortless CRM
Today's Customer Relationship pains:
– No communication with customers outside of the market
Celestial Macarons
Our solution:
+ Followers are added to the vendor's group chat
+ Informing customers what you're bringing to market is as easy as sending a text message
+ Customers can ask questions through direct messages
© 2022 Ujama Inc. All Rights Reserved. CONFIDENTIAL.
7
Soko

Vendors can now maintain a dialogue with their customers outside of the market,

and get them excited about what they're bringing next week!



Seamless Pickup and Delivery
Today's e-Commerce pains:
– Most markets do not provide online ordering options
Our solution:
+ Customers can pre-order items before coming to market
+ Customers can use direct messaging for special requests
+ Customers can order items for delivery
Soko

Soko delivers the e-commerce options that customers have become accustomed to having especially after the pandemic.



Market Size
+ We target the 8,600 farmers markets in the US and their 150K vendors
+ We intend to digitize over $1.5B of consumers spending at farmers' markets
+ We intend to grow vendor revenue outside the farmers market
Soko

There are thousands of farmers markets nationally, with a combined $1.5B of consumer spending (and growing).



Monetization Roadmap
Now
2022
2023
Convenience Fees
Subscription Fees
Merchant Cash Advance
Soko charges customers a 5% fee for transactions
Vendors pay subscriptions for e-commerce and advanced features
Soko offers vendors short-term advances
A high profit margin $1B+ opportunity
Soko

Forward-looking projections are not guaranteed.

As we grow, we will adopt new revenue models.


Go To Market
Consumers
+ Use social media to seed app viral adoption
+ Make "Soko" synonymous with farmers' markets
Vendors
+ Acquire vendors in specific SF Bay Area farmers markets
Farmers Market Associations
+ Scale nationally by partnering with farmers market associations
+ Simplified SNAP transactions is our game changer
Soko

We plan to target our users through social media, working specifically to capture the mind share by making 'Soko" synonymous with farmers' markets. We will begin with hosting SF Bay Area vendors and markets, and then scaling towards farmer's market associations nationally, with our SNAP payments as our "special sauce."


Testimonials
All Bay Farmers Markets
"The Soko app is very user-friendly with accessibility for vendors in more than just one market (ie, selling at multiple association markets and still can keep their information centralized for the customers). Yep it's very easy to update on the spot at a market with an ever so slight learning curve." – Heather Harlow
Rojas Family Farms
"Soko is such an amazing app. It lets you shop local and find the nearest markets and vendors in your area . It's a great app for asking questions directly to the farmers or to preorder for market pickup on busy days when you're running late. It's quick and easy to use and I love that you can pay using a QR code!" – Stacy Rivera
Soko

We're already hearing great things from our users and partners!


Investment Opportunity
WE ARE RAISING A $107K SEED ROUND USING SAFE
with 20% discount and $10M post-money valuation cap
Use of Proceeds
The proceeds of our seed round will be used to implement our product road map, acquire vendors, and pursue farmers' market association partnerships.
Next Milestones
+ Spring 2022: 100 vendors at 4 farmers markets
+ Fall 2022: 1K vendors at 20 farmers markets
13
Soko

We plan to raise $107K in order to implement our product roadmap and pursue vendor and farmers' market association partnerships.

In 2022, we plan to host 1K vendors and be present at 20 farmers' markets. (not

guaranteed)



About **Hugh Molotsi** - Founder

22-year Intuit career

+ Started as developer on **QuickBooks** for DOS, Windows, and Mac
+ Helped develop several new offerings including **Intuit Payments** and **QuickBooks Enterprise**
+ Received **Intuit Founders Innovation Award** in 2011 (only recipient to date)
+ Last position was VP of Innovation and Engineering Fellow

14

Hugh Molotsi has 20+ years in software development, specifically with payment systems.



Soko

Spreading the goodness of farmers' markets to the world

Get the app:
https://sokoapp.co

